SEC FILE NUMBER	000-31523

CUSIP NUMBER	45071R109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2012

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Ixia

Full Name of Registrant

Former Name if Applicable

26601 West Agoura Road

Address of Principal Executive Office (Street and Number)

Calabasas, California 91302

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Ixia (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended December 31, 2012 (the “Form 10-K”) within the prescribed time period without unreasonable effort or expense. The Company has decided that it needs to correct an error related to the manner in which it recognizes revenues for its warranty and software maintenance contracts, and therefore requires additional time to complete its consolidated financial statements as of and for the three years ended December 31, 2012 and an assessment of its internal controls over financial reporting as of December 31, 2012. The Company is still in the process of evaluating and determining the impact of the error on the Company’s financial results for the year ended December 31, 2012 and for the prior reporting periods that will be included in the Form 10-K.

The Company historically has consistently applied the following revenue recognition practices relating to its warranty and software maintenance contracts:

(i)

the Company has commenced the recognition of revenue in the first calendar month following the effective date of the contract as though the warranty and maintenance period commenced on the first day of such month; and

(ii)

the Company has recognized revenue associated with back maintenance fees (i.e., fees related to a lapsed period of warranty and software maintenance coverage) over the term of the renewed warranty and software maintenance contract commencing in the first calendar month following the effective date of the contract as though the warranty and maintenance period commenced on the first day of such month.

The Company has determined that it would be more appropriate to start recognizing revenue related to its warranty and software maintenance contracts on the effective date of each such contract and to start recognizing revenue related to back maintenance fees when invoiced. As a result of this correction in the Company’s revenue recognition practices, the Company expects to adjust its consolidated financial results for the fourth quarter and year ended December 31, 2012, as previously announced on February 6, 2013 and furnished to the Securities and Exchange Commission in the Company’s Current Report on Form 8-K filed with the Commission on February 6, 2013 (the “Form 8-K”), which will result in an increase in revenue and net income for both periods as compared to the results reflected in the Form 8-K. The Company currently estimates that its total revenue for the year ended December 31, 2012 will increase by approximately one-half of one percent (or less) over the amount previously reported by the Company and reflected in the Form 8-K. The Company also expects to adjust its previously reported financial results for the years ended December 31, 2011 and 2010, which will also result in an increase in revenue and net income for both years. At this time, the Company estimates that its total revenue for each of the years ended December 31, 2011 and 2010 will increase by approximately one-half of one percent over the amount previously reported by the Company.

The change in accounting treatment will generally result in a shift of revenue between accounting periods, and will not have any impact on the total revenue recognized over the life of a warranty and software maintenance contract, although the timing of the recognition of such revenue will commence earlier and end earlier than would be the case under the Company’s previously used accounting treatment.

The Company has advised its independent auditors of the correction in the Company’s revenue recognition practices and is continuing to evaluate the impact of this correction on (i) its financial results for the year ended December 31, 2012 and for previous periods and (ii) its internal controls over financial reporting. The Company expects to file its Annual Report on Form 10-K within the extension period of 15 calendar days provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Thomas B. Miller	818	444-2325
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).    Yes  ☑    No  ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?    Yes  ☒    No  ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed above, the Company is currently completing its review, analysis and determination of the impact on its financial statements of the change in the manner in which the Company recognizes revenues under its warranty and software maintenance contracts. Because the Company is still engaged in that process, the Company is not at this time in a position to provide a precise estimate of any anticipated significant change in results of operations for the year ended December 31, 2012 as compared with the Company’s previously reported results of operations for the year ended December 31, 2011. However, we do expect our consolidated revenues for the year ended December 31, 2012 to be significantly greater than our consolidated revenues reported for the year ended December 31, 2011 primarily as a result of (i) our acquisitions of Anue Systems, Inc. and BreakingPoint Systems, Inc. on June 1, 2012 and August 24, 2012, respectively, and (ii) increases in shipments of our legacy hardware products. We also expect our net income for the year ended December 31, 2012 to be significantly higher than our net income reported for the year ended December 31, 2011 primarily due to the partial release in 2012 of our valuation allowance related to our deferred tax assets in the United States.

FORWARD-LOOKING STATEMENTS

This Form 12b-25 contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the anticipated consequences of the Company’s error related to the manner in which it recognizes revenues for the Company’s warranty and software maintenance contracts, the expected timing of the Company’s filing of the Form 10-K and the comparison between the Company’s results of operations for the fiscal years ended December 31, 2011 and December 31, 2012. In some cases, such forward-looking statements can be identified by terms such as may, will, should, expect, plan, believe, estimate, predict or the like. Such forward-looking statements reflect the current intent, belief and expectations of our management and are subject to risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in the forward-looking statements. Factors that may cause future results to differ materially from our current expectations include, among other things, the risks that the Company and/or its independent auditors may identify errors in the estimates of the effects of the change in accounting treatment on the Company’s financial results or that the completion and filing of the Form 10-K as described herein will take longer than expected. All forward-looking statements contained herein are based on information available to the Company as of the date hereof, and the Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

Ixia

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date March 19, 2013	By	/s/ Thomas B. Miller
Thomas B. Miller Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.